

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2018

Carlos Brandão
Chief Financial Officer
Oi S.A. - In Judicial Reorganization
Rua Humberto de Campos 425, 8th floor, Leblon
22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

> **Re: Oi S.A. - In Judicial Reorganization**
> **Application for Qualification of Indenture on Form T-3**
> **Filed June 15, 2018**
> **File No. 022-29056**

Dear Mr. Brandão:

This is to advise you that we have not reviewed and will not review your filing.

Please refer to Section 307(c) of the Trust Indenture Act of 1939 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the application as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Trust Indenture Act as they relate to the qualification of the indenture.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 with any questions.

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